Apollo HOSPITALS
TOUCHING LIVES

31st August 2010

082-34893

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302


10016396

Dear Sir,

SUPPL

Sub: New ISIN code – Subdivision of Equity Shares

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Kindly note that the new ISIN for equity share of face value of Rs.5/- each as mentioned below

New ISIN - **INE437A01024**

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.M. KRISHNAN
GENERAL MANAGER – PROJECT FINANCE
AND COMPANY SECRETARY

IS/ISO 9001:2000